UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT

UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

DECISIONPOINT SYSTEMS, INC.
(Name of Subject Company)

2259736 ONTARIO INC.
(Name of Filing Persons (Offeror))
a wholly-owned subsidiary of

COMAMTECH INC.
(Name of Filing Persons (Parent of Offeror))

COMMON STOCK, $0.001 PAR VALUE PER SHARE
(Title of Class of Securities)

24345Q106
(CUSIP Number of Class of Securities)

COMAMTECH INC.
2259736 ONTARIO INC.
333 Bay Street Suite 2400
Toronto, Ontario, Canada
M5H 2T6
Attention: Marc Ferland, CEO
Telephone: (418) 454 -5096
(Name, address and telephone number of person authorized
to receive notices and communications on behalf of filing persons)

with copies to:

Wuersch & Gering LLP
Attention: Travis L. Gering, Esq.
100 Wall Street, 21st Floor
New York, NY 10005
Phone: (212) 509-5050

CALCULATION OF FILING FEE

Transaction Valuation	Amount Of Filing Fee
Not Applicable*	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.
☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A
Form or Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

Introduction

This filing relates solely to preliminary communications made before the commencement of a planned exchange offer (the “Arrangement”) by 2259736 Ontario Inc. (the “Purchaser”), a wholly-owned subsidiary of Comamtech Inc. (“Comamtech”), for all of the outstanding common stock of DecisionPoint Systems, Inc. (“DecisionPoint”), to be commenced pursuant to the Arrangement Agreement, dated October 20, 2010, by and among Comamtech, the Purchaser and DecisionPoint (the “Arrangement Agreement”), as amended December 23, 2010 (the “Amendment”).

Amendment to the Arrangement Agreement

On December 23, 2010, the Purchaser, Comamtech and DecisionPoint entered into an Amendment to the Arrangement Agreement.  The Amendment to the Arrangement Agreement permits the extension of the deadline for closing until March 31, 2011.  The parties agreed to postpone the Arrangement in order to allow DecisionPoint to close its acquisition of CMAC, Inc.  The Amendment to the Arrangement Agreement is attached as Exhibit 99.4 hereto and is incorporated herein by reference. The foregoing description of the Amendment to the Arrangement Agreement does not purport to be complete and is qualified in its entirety by reference to the attached Amendment to the Arrangement Agreement.

As a result of the inclusion of DecisionPoint’s transaction with CMAC, the Arrangement will now result in DecisionPoint’s shareholders receiving an additional estimated 400,000 common shares of Comamtech, representing a less than 2% additional dilution to Comamtech shareholders, all on a fully diluted basis.  The exact number of shares to be issued will be finalised prior to the mailing of the management information circular relating to the Arrangement.

Based on information provided by DecisionPoint, the acquisition by DecisionPoint of CMAC is anticipated to represent between a 14 to 18 cent improvement on earnings per share (for the full year of 2011) on a fully diluted basis after giving effect to the transaction with CMAC and after giving effect to the Arrangement.

The amended Arrangement is subject to various conditions, including the obtaining of an updated fairness opinion satisfactory to the Board of Directors of Comamtech relating to the amendments to the Arrangement as a result of the increased dilution to Comamtech’s shareholders.

A management information circular relating to the Arrangement is anticipated to be mailed to Comamtech’s shareholders during January 2011.

CMAC, Inc. Acquisition

On January 3, 2011, DecisionPoint announced that it completed its acquisition of CMAC, Inc., a logistics consulting and systems integration provider headquartered in Alpharetta, Georgia. The purchase price of $3,150,000, consisted of (a) $2,205,000 in cash and (b) 3,269,896 unregistered shares of the DecisionPoint’s common stock, valued at $945,000.00.

The transaction is expected to be accretive to DecisionPoint’s 2011 earnings by $0.02 to $0.03 per share, based on 46.3 million fully diluted shares outstanding. CMAC had 2010 revenue of approximately $10.4 million.  Bryan Moss, President of CMAC, has been appointed Senior Vice President, Professional Services of DecisionPoint.  Mr. Moss is charged with expanding the professional services offerings of the combined company.

In conjunction with the financing of the cash portion of the acquisition, DecisionPoint repaid all of its subordinated debt of approximately $2.0 million, replacing it with a new $3.0 million, 3-year term loan. The stated interest rate of the subordinated debt was 15% versus a 9% interest rate for the bank term loan, which will result in annual interest expense savings of approximately $200,000 pretax.  The proceeds of the new term loan were used to pay a portion of the cash purchase price to CMAC’s shareholders.

Additional Information

The exchange offer by the Purchaser for the outstanding shares of common stock of DecisionPoint referred to in this announcement by Comamtech and in the Arrangement Agreement has not yet commenced.  This announcement is neither an offer to exchange or otherwise purchase, nor a solicitation of an offer to sell, any securities.  The solicitation and the offer to buy shares of DecisionPoint common stock will be made pursuant to an offer of exchange and related materials that the Purchaser intends to file with the Securities and Exchange Commission.  At the time the offer is commenced the Purchaser will file an exchange offer on Schedule TO with the Securities and Exchange Commission, and thereafter DecisionPoint will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the exchange offer.

The exchange offer (including an offer to acquire, a related letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information that should be read carefully and considered before any decision is made with respect to the exchange offer. Those materials will be sent free of charge to all stockholders of DecisionPoint when available.  In addition, all of these materials (and all other materials filed by DecisionPoint with the Securities and Exchange Commission) will be available at no charge from the Securities and Exchange Commission through its website at www.sec.gov.  Free copies of the offer to exchange, the related letter of transmittal and certain other offering documents will be made available by the Purchaser.  Investors and security holders may also obtain free copies of the documents filed with the Securities and Exchange Commission from DecisionPoint by contacting DecisionPoint’s Investor Relations Department at 19655 Descartes Foothill Ranch, CA 92610, telephone number (949) 465-0065 or investors@decisionpt.com.

Exhibit Index
Exhibit	Description

99.1
Arrangement Agreement, dated October 20, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.1 to Comamtech’s Schedule TO-C, filed with the Securities and Exchange Commission on November 18, 2010.

99.2
Plan of Arrangement among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc., incorporated by reference to Exhibit 99.2 to Comamtech’s Schedule TO-C, filed with the Securities and Exchange Commission on November 18, 2010

99.3	Press Release dated December 23, 2010 incorporated by reference to Exhibit 99.1 to Comamtech’s Form 6-K, filed with the Securities and Exchange Commission on December 23, 2010

99.4	Amendment No. 1 to the Arrangement Agreement, dated December 23, 2010, among DecisionPoint Systems, Inc., Comamtech Inc. and 2259736 Ontario Inc.

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